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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/11_____ AND ENDING_____12/31/11_____

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olympus Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

  170 Changebridge Road, Bldg B1

             (No. and Street)

Montville	NJ	07045-9114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Carrazza   973-575-7020

                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Adeptus Partners, LLC

         (Name – *if individual, state last, first, middle name*)

733 Route 35 North	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___James M. Carrazza___ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Olympus Securities, LLC___ , as
of ___December 31___ , 20_11_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

___Managing Member___
Title

___Notary Public___

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Ad3ptus

OLYMPUS SECURITIES, LLC

FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

OLYMPUS SECURITIES, LLC
Table of Contents



Ad3ptus

Adeptus Partners, LLC

Accountants | Advisors

733 Route 35 North

Ocean, NJ 07712

phone 732.745.8800

fax 732.663.0090

www.AdeptusCPAs.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Olympus Securities, LLC

We have audited the accompanying statement of financial condition of Olympus Securities, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olympus Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital (page 9) is presented for purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Adeptus Partners, LLC

Ocean, NJ
February 27, 2012

Offices:

New York City

Long Island

New Jersey

Olympus Securities, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Current Assets
Cash and cash equivalents	$	10,777
Securities owned, at fair value (Note 3)		14,055
Due from clearing brokers		508,901
Total Current Assets		533,733

Property and Equipment
Leasehold improvements	32,580
Equipment	31,142
Less: accumulated depreciation and amortization	(40,049)
Total property and equipment, net	23,673

Other assets	1,000

TOTAL ASSETS	$	558,406

LIABILITIES AND MEMBER'S EQUITY

Liabilities
Accounts payable and accrued expenses	$	11,828
Due to clearing brokers		241,958
Total Liabilities		253,786

Member's Equity	304,620

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	558,406

The accompanying notes are an integral part of this financial statement.

Olympus Securities, LLC
Statement of Operations
For the Year Ended December 31, 2011

Revenue

Net realized and unrealized gains on investment trading	$	(367,444)
Commission income		691,911
Fee income		343,161
Interest and dividend income		44,530
Other income		44,758
Total Revenue		756,916

Expenses

Commission expense	41,686
Occupancy expense	185,200
Equipment rental	65,503
Compensation and benefits	140,820
Insurance expense	112,130
Clearance charges	179,036
Travel and entertainment	6,972
Professional fees	31,734
Office expense	9,883
Utilities	13,564
Registration fees	14,605
Telephone expense	9,965
Dues and subscriptions	50,364
Outside services	1,838
Employee expense	5,754
SIPC expense	6,125
Depreciation expense	2,184
Miscellaneous expenses	16,470
Total Expenses	893,833

Net income	$	(136,917)

The accompanying notes are an integral part of this financial statement.

Olympus Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

	Member's Equity
Balances December 31, 2010	$ 670,537
Distributions	(229,000)
Net income	(136,917)
Balances December 31, 2011	$ 304,620

The accompanying notes are an integral part of this financial statement.

Olympus Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net income	$	(136,917)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,184
Net change in operating assets and liabilitites:		
(Increase) in due from clearing brokers		(508,901)
Decrease in securities owned		1,061,090
Increase in accounts payable and accrued expenses		6,828
(Decrease) in securities sold, not yet purchased		(340,356)
Increase in due to clearing brokers		123,628
Net cash provided by operating activities		207,556
Cash flows from investing activities:		
Acquisition of property and equipment		(3,611)
Cash flows from financing activities:		
Distributions		(229,000)
Net (decrease) in cash and cash equivalents		(25,055)
Cash and cash equivalents, beginning of year		35,832
Cash and cash equivalents, end of year	$	10,777

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Olympus Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(f) PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements. The member reports the income or loss from the Company on his own income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files tax returns in the U.S. Federal jurisdiction and various states and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(h) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(i) SUBSEQUENT EVENTS

For the year ended December 31, 2011, the Company has evaluated subsequent events for potential recognition or disclosure through February 27, 2012, the date the financial statements were available for issuance.

Note 2.   NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2011, the Company had net capital and net capital requirements of $277,577 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.04 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Note 3.   FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:   Quoted market prices in active markets for identical assets and liabilities.

Level 2:   Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:   Unobservable inputs that are not corroborated by market data.

OLYMPUS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ --	$ 14,055	$ --	$ 14,055

The Company had no significant transfers between Level 1 and Level 2 during the year ended December 31, 2011.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, other assets, payables and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

Note 4. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash and cash equivalents at reputable financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

Olympus Securities, LLC
Computation of Net Capital Pursuant to
 SEC Uniform Net Capital Rule 15c3-1
December 31, 2011

Credit:		
Member's Equity	$	304,620
Debits:		
Nonallowable assets:		
Property and equipment, net		23,673
Other assets		1,000
Total debits		24,673
Net capital before haircuts		279,947
Haircuts on securities positions		2,370
Net Capital		277,577
Minimum requirements of 6-2/3% of aggregate indebtedness of $11,828		
or SEC requirement of $100,000		100,000
Excess net capital	$	177,577
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	11,828
Total aggregate indebtedness	$	11,828
Percentage of Aggregate Indebtedness to Net Capital		0.0426

NOTE: There are no material differences between the above computation of net capital
and the corresponding computation as submitted by the Company with the
unaudited Form X-17A-5 as of December 31, 2011.



Ad3ptus

Adeptus Partners, LLC

Accountants | Advisors

733 Route 35 North

Ocean, NJ 07712

phone 732.745.8800

fax 732.663.0090

www.AdeptusCPAs.com

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5**

**To the Member of
Olympus Securities, LLC**

In planning and performing our audit of the financial statements of Olympus Securities, LLC ("the Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Offices:

New York City

Long Island

New Jersey



Ad3ptus

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities and Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2011, and no facts came to our attention to indicate that such conditions had not be complied with during the year.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners, LLC

Ocean, NJ
February 27, 2012



Ad3ptus

Adeptus Partners, LLC

Accountants | Advisors

733 Route 35 North

Ocean, NJ 07712

phone 732.745.8800

fax 732.663.0090

www.AdeptusCPAs.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC GENERAL ASSESSMENT RECONCILIATION

**To the Member of
Olympus Securities, LLC**

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Olympus Securities, LLC and the Securities and Exchange Commission, Financial Regulatory Authority, Inc., SIPC and the National Association of Securities Dealers, Inc., solely to assist you and other specified parties in evaluating Olympus Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Olympus Securities, LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the period January 1, 2011 to December 31, 2011, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules, working papers and general ledger entries, noting no differences;
3. Compared the adjustments reported on Form SIPC-7 with supporting schedules, working papers and general ledger entries, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers and general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners, LLC

Ocean, NJ
February 27, 2012

Offices:

New York City

Long Island

New Jersey

12

Olympus Securities, LLC
Schedule of Assessment and Payments to the Securities Investor Protection
  Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2011

General Assessment	$	1,438
Less:		
Payment made with SIPC-6 on January 25, 2012		480
Remaining assessment balance due	$	958
Determination of SIPC net operating revenues and general assessment		
Total revenue (FOCUS Line 12/Part IIA Line 9)	$	575,319
General assessment @ .0025	$	1,438

See Independent Accountants' Report on Applying Agreed Upon Procedures on page 12.